U.S. Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation

1.	Name of the Registrant: FirstMerit Corporation

2.	Name of person relying on exemption: Thomas Lauber

3.	Address of person relying on exemption:	216 East Sixteenth Street
Dover, Ohio 44622

4.	Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

See attached letter of Thomas Lauber dated May 14, 2001

Thomas Lauber
216 East Sixteenth Street
Dover, OH 44622
TL0413@earthlink.net

May 14, 2001

Dear FirstMerit Shareholder:

My purpose in writing is to share some details concerning our April 18 annual meeting. For your review, a copy of Patrick Lauber's statement in support of his shareholder proposal, as well as a list of ten questions presented to management at the meeting, are enclosed.

The shareholder proposal sought creation of a Board committee to solicit advice from an investment banker relative to a possible merger. The odds in this campaign were stacked against us, so we knew going into the meeting that the chances for this proposal to pass were slim. However, of votes cast on this issue, nearly a quarter (23.4%) supported the proposal.1 Given management's significant effort to defeat the proposal - some shareholders received several calls and multiple proxies even after they cast a "yes" vote - we consider this level of support a strong message to the Board of Directors that many shareholders are concerned about the future of the company.

MalCon Proxy Advisors reports that winning almost a quarter of the vote was more than satisfactory. Those shareholders who voted "for" the proposal are given our sincere thanks. Those who saw the issue differently are complimented for participating in this important annual referendum. Many ardent supporters of the concept behind our proposal voted "no" this time for various reasons. Pressure was put on the large institutional holders to support management. When they promise support, they usually extract promises. MalCon predicts many shareholders would vote differently on this issue if presented next year unless FirstMerit's stock price has improved or FirstMerit has taken action to find a strong partner.

As a bank investor since 1958 and someone who closely monitors the industry, I'm convinced FirstMerit's best hope for the future is to merge with a stronger, thriving institution. Mid-sized regional banks like FirstMerit will find it difficult to compete with effective community banks and cost-conscious giants who enjoy economies of scale, offer a wider array of products, and are not tied to the vagaries of a single, regional economy.

The thought of FirstMerit moving into new ventures worries me after analyzing its 1998 acquisition of Signal Corp. An independent study of twenty similar bank mergers that same year suggests FirstMerit paid a very high price to acquire growth via Signal Corp. Unfortunately, this expensive growth may have been fleeting growth: FDIC statistics show FirstMerit's market share slipped from 33% to just 22% in Signal's stronghold (Wayne County, Ohio) between 1998 and 2000.

Today, there are still 8,315 banks in America and consolidation continues. The question is not "if" but "when" FirstMerit will become part of a stronger company. At this very moment, many other regional banks are under siege from disgruntled shareholders who are demanding the same consideration as outlined in our shareholder proposal.

At least one positive announcement was heard at the annual meeting. Our CEO says he will no longer serve on the nominating committee that hand picks Board members to whom he answers. That is progress, but the next step is to reverse anti-takeover provisions installed over the past few years (see question #3 attached). The anti-greenmail provision is appropriate, but other measures serve only to insulate management and directors, and are both anti-merger and anti-shareholder. It is easy to see how corporate devices such as "poison pills" and "blank checks" benefit managers, but how do they help shareholders? They don't. If you want to know more about this, ask your investment advisor or accountant.

Whether you agree with these views or not, please let our Board of Directors know where you stand. Questioning FirstMerit's current course is appropriate and our voices should be heard. If you share our concerns about the future of our bank, please contact me at the address above or via email at TL0413@earthlink.net. I'd be happy to share copies of our exchanges with FirstMerit's management and Board of Directors.

I sincerely hope you'll consider these points carefully and share your opinions. I want only the best for FirstMerit employees, customers, and shareholders, and I am interested in an open dialogue toward that end.

Very truly yours,

Thomas Lauber

[1]	Here are the vote counts as provided by Boston EquiServe (excluding abstentions of 3,113,398 and broker non-votes of 7,543,799):

For	15,454,456 (23.4%)
Against	50,728,131 (76.6%)

Questions of Interest to FirstMerit Shareholders

1.	In recent talks with four prominent and experienced bankers: Bank of America's president, and the retired CEOs of First Chicago, SunTrust and a major Indiana bank, we heard and concurred with their views of where the banking industry is headed. They believe the long-term survivors will be small institutions offering their local customers high levels of service, and large institutions that excel due to tight cost controls and economies of scale. Two of the four bankers are FMER shareholders and a third sold his shares in a company acquired by FMER rather than remain a shareholder. These experienced bankers indicated they voted Yes on Proposal 2. If these banking veterans are correct, where does FMER fit into this future?

2.	I've been told that FMER could have merged with a strong regional bank at $40+ per share a few years ago. Had we done so, our shares could be worth over $60 today. What assurances do shareholders have that, should such an opportunity arise, it would not be squandered?

3.	Many believe anti-takeover measures are anti-shareholder. It would seem that measures installed by FMER a few years ago, including staggered terms for directors, supermajority voting needed to overrule the board, and the ability to issue shares that carry 100 times the voting power of a common share, offer more protection to entrenched management than to shareholders. How can you justify these measures? Don't these measures have a chilling effect on would be acquirers?

4.	How can shareholders be confident that opportunities to be acquired will be fully and fairly considered when all nine of our non-affiliated directors would have to vote as a block to overcome the wishes of insiders and affiliated directors?

5.	Institutional Shareholder Services did not support Mr. Cochran's reelection to FMER's board of directors because of his standing on the committee that nominates directors. How can shareholders be sure that chosen directors will put shareholder interests first, even if those interests are at odds with the managers that play a role in choosing them?

6.	What is FMER's strategy to grow its core business in the face of a negative declining national savings rate?

7.	It seems that recent earnings per share growth has come as a result of aggressive cost cutting. How much farther can costs be cut? Given the limits to cost cutting, what other avenues are being pursued to increase EPS?

8.	SNL Securities reviewed 20 acquisitions comparable to our acquisition of Signal Corp. and found only one exceeded the price we paid in terms of multiple of book value or deposits. With FMER's current low P/E ratio, and its history of paying a high price for acquisitions, growth via acquisition would appear to be contrary to the interests of your shareholders. Please comment.

9.	FMER's interest rate spread has worsened over the past two years, but some banks are now recovering in the wake of Fed rate cuts. When will FMER's spread margins improve and by how much? Have hedging strategies been used that will retard FMER's rebound? What is the ratio of expensive brokered funds to core deposits at FMER?

10.	Is share price performance a consideration in the decision to grant stock options to senior management? How can you justify the issuance of 120,000 stock options at a strike price of $16 when our share price had been as high as $34 just a year or so before. This enables management to profit from a market rebound while shareholders struggle to recover from their losses.

Presentation in Favor of FirstMerit Proposal 2

My name is Patrick Lauber. I currently own 49,422 shares of FirstMerit common stock and have held FirstMerit stock for more than a decade. I, with the support of other shareholders, submitted the shareholder proposal that appears at the bottom of page 21 of the proxy statement for this meeting. In summary, the proposal requests that the corporation's board of directors appoint a committee of independent, non-management directors to explore strategic alternatives to maximize shareholder value, including the possible merger of the company with another financial institution holding company.

The proposal was submitted for four reasons:

1.	Market forces in the banking industry are leading toward polarization that does not favor mid-sized banks like FirstMerit. In recent talks with four prominent and experienced bankers: Bank of America's president, and the retired CEOs of First Chicago, SunTrust and a major Indiana bank, we heard and concurred with their views of where the banking industry is headed. Long-term survivors will be small institutions offering their local customers high levels of service, and large institutions that excel due to tight cost controls and economies of scale. FirstMerit is too large to combat small banks with their finger on the pulse of their communities, yet too small to compete against larger, more efficient banks. Incidentally, two of the four bankers are FMER shareholders and a third sold his shares in a company acquired by FMER rather than remain a shareholder. These experienced bankers indicated they supported our shareholder proposal.

2.	I believe that some options that could have benefited shareholders may not have been adequately investigated. In particular, I am not convinced that management has - or would - fairly consider a merger offer that conflicted with its own interests. What could be wrong with a non-binding proposal that puts this evaluation in the hands of independent outside directors? I've been told that FirstMerit could have merged with a strong regional bank a few years ago at $40 per share. Had we done so, our shares could be worth more than $60 today.

3.	FirstMerit has had limited success in growing core deposits in its primary market area. According to FDIC data, FirstMerit's market share declined in 13 of 22 counties in which it competes in the most recent two-year period. How then will it grow? Acquisitions have proven to be an expensive avenue; according to SNL Securities, of twenty comparable mergers the same year, only one cost the acquiring bank more than Signal cost FirstMerit based on a multiple of deposits. This type of growth has not proven to be of benefit to current shareholders.

4.	Strong anti-takeover - some would say anti-shareholder - measures were installed at FirstMerit over the past few years. These provisions, such as staggered board terms and so-called "poison pills", make it nearly impossible for another firm to merge with FirstMerit without management's blessing - regardless of the wishes of the shareholders. In fact, given the composition of FirstMerit's board, all nine of the independent outside directors would have to vote as a block to overcome the objection of managers and directors with direct business relationships with FirstMerit. This proposal would send the message that FirstMerit shareholders are interested in a fair evaluation of all avenues to shareholder value.

I don't know whether this resolution will be approved today, but frankly I consider discussion of these points of more importance than the actual outcome of the vote. From my conversations with other shareholders, I know that many others share my concern for the future of FirstMerit and would like to have these issues fairly considered and discussed. I have a list of ten questions of interest to shareholders that will be presented to management and made available to any others after the meeting. It is my hope that other shareholders will have the opportunity to hear management's responses and to be heard on these important topics.

In closing, I move that the shareholders of FirstMerit Corporation adopt the non-binding resolution as set forth at page 21 of the proxy statement.

Contact: Patrick Lauber, PO Box 408, Zoar, OH 44697 or Thomas Lauber, 216 E. 16th St, Dover, OH 44622.